US Tiger Securities, Inc.
(A Wholly-Owned Subsidiary of Tiger Fintech Holdings, Inc.)
Statement of Financial Condition
December 31, 2025

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SEC FILE NUMBER
8-65324

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2025 (MM/DD/YY) AND ENDING 12/31/2025 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: US Tiger Securities, Inc.

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

437 Madison Ave, 27th Floor
(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Youqing Liu	646-978-5186	youqing.liu@ustigersecurities.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Forvis Mazars, LLP
(Name – if individual, state last, first, and middle name)

60 Crossways Park Drive West, Suite 301	Woodbury	NY	11797
(Address)	(City)	(State)	(Zip Code)

10/16/2003	686
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Youqing Liu, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of US Tiger Securities, Inc., as of 12/31, 2025, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title:
CFO

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

US Tiger Securities, Inc.
(A Wholly-Owned Subsidiary of Tiger Fintech Holdings, Inc.)
Index
As of December 31, 2025

Page(s)

Forvis Mazars, LLP
60 Crossways Park Drive West, Suite 301
Woodbury, NY 11797
forvismazars.us



Report of Independent Registered Public Accounting Firm

Board of Directors and Stockholder of US Tiger Securities, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of US Tiger Securities, Inc. (the "Company"), as of December 31, 2025, including the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's auditor since 2024.

Forvis Mazars, LLP

Woodbury, New York
March 31, 2026

US Tiger Securities, Inc.
(A Wholly-Owned Subsidiary of Tiger Fintech Holdings, Inc.)
Statement of Financial Condition
As of December 31, 2025

Assets		
Cash and cash equivalents	$	18,610,097
Restricted cash equivalents		838,769
Investments, at fair value		623,939
Deposits held at clearing broker		1,000,000
Other receivables		202,445
Receivable from clearing brokers		750,764
Due from affiliates		1,208,372
Fixed assets, net		31,848
Deferred tax asset, net		905,644
Operating lease right-of-use assets		1,344,383
Prepaid expenses and other assets		3,129,148
Total assets	$	28,645,409

Liabilities and Stockholder's Equity		
Accounts payable	$	560,738
Accrued expenses and other liabilities		6,367,515
Underwriting fees payable		411,754
Operating lease liabilities		1,449,635
Total liabilities		8,789,642

Stockholder's equity		
Common stock $0.05 par value, 2,000 shares authorized, issued and outstanding		100
Additional paid-in capital		25,893,177
Accumulated deficit		(6,037,510)
Total stockholder's equity		19,855,767
Total liabilities and stockholder's equity	$	28,645,409

The accompanying notes are an integral part of this financial statement.

1.   **Organization**

US Tiger Securities, Inc. (the "Company"), a New Jersey Corporation, is a wholly owned subsidiary of Tiger Fintech Holdings, Inc. ("TFH"). TFH is wholly owned by UP Fintech Holding Limited ("Ultimate Parent"). The Company is registered with the Securities and Exchange Commission ("SEC") as a broker-dealer, and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is also registered as an introducing broker with the National Futures Association ("NFA") and the Commodity Futures Trading Commission ("CTFC"). The Company specializes in underwriting securities offerings as a firm commitment or best efforts underwriter, syndicate member, or selling group participant. The Company also provides online trading, execution and corporate services to its clients and its foreign affiliates. As an introducing broker, the Company does not keep custody of its clients' securities and money.

The Company claims exemption from the provisions of Rule 15c3-3 under the Securities Act of 1934, in that the Company's activities are limited to those set forth in the conditions from exemption appearing in paragraph (k)(2)(ii) of the Rule and as noted below.

The Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to proprietary trading, receiving transaction-based compensation for private placements and capital raising transactions, providing corporate access to institutional customers, and participating in distributions of securities, including firm commitment underwritings, best efforts offerings and other offerings subject to the requirements of Rule 15c2-4; and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year.

2.   **Summary of Significant Accounting Policies**

Basis of Presentation
The Company's financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Cash and cash equivalents
The Company considers all demand and time deposits and all highly liquid investments with an original maturity of three months or less to be cash equivalents.

The following is a summary of the significant accounting policies followed by the Company.

As of December 31, 2025, the Company maintained a certificate of deposit account of $838,769 to secure a letter of credit on its New York office lease. The certificate of deposit account is recorded as restricted cash equivalents on the Statement of Financial Condition.

US Tiger Securities, Inc.
(A Wholly-Owned Subsidiary of Tiger Fintech Holdings, Inc.)
Notes to Financial Statement
For the year ended December 31, 2025

2. **Summary of Significant Accounting Policies (continued)**

Deposits held at Clearing Broker

Deposits held at broker dealers includes a clearing deposit of $1,000,000 the Company maintains with one of its clearing brokers.

Underwriting Fees Receivable

The Company participates in underwriting transactions on a firm commitment basis and also as a selling group member. The Company also may act as a selling group member for an affiliate. Underwriting fees receivable represents net amounts due to the Company from issuers and / or the lead underwriter of a syndicate the Company participated in as an underwriting member, net of an allowance for credit losses, which is an estimate for credit losses based on a review of all outstanding amounts.

Allowance for credit losses

The Company applies Accounting Standards Codification ("ASC") Topic 326, Financial Instruments – Credit Losses ("ASC 326") for certain financial assets measured at amortized cost to estimate current expected credit losses ("CECL"). ASC 326 impacts the impairment model for certain financial assets measured at amortized cost by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset, recorded at inception or purchase. Net underwriting fees receivable were $0 as of December 31, 2025 and $2,206,325 as of January 1, 2025.

The allowance for credit losses is based on the Company's expectation of the collectability of financial instruments carried at amortized cost, including underwriting fees receivable, balances due from affiliates, and receivables from clearing brokers utilizing the CECL framework. The Company considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Company's expectation of the collectability in determining the allowance for credit losses.

Right of use assets and lease liabilities

ASC 842 requires all leases with a term greater than 12 months to be recognized on the balance sheet through a right of use asset and a lease liability and the disclosure of key information pertaining to leasing arrangements.

The Company recognizes and measures its leases in accordance with FASB ASC 842, Leases. The Company determines if an arrangement is a lease, or contains a lease, at inception of a contract and when the terms of an existing contract are changed.

The Company recognizes a lease liability and a right of use (ROU) asset at the commencement date of the lease. The lease liability is initially and subsequently recognized based on the present value of its future lease payments with the discount rate based on the company's assessment of its incremental borrowing rate, which is the rate of interest it would expect to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment.

US Tiger Securities, Inc.
(A Wholly-Owned Subsidiary of Tiger Fintech Holdings, Inc.)
Notes to Financial Statement
For the year ended December 31, 2025

2.   **Summary of Significant Accounting Policies (continued)**

Allocation of Stock Based Compensation

From time to time, the Company's employees are granted shares in the Ultimate Parent. The Company recognizes compensation cost on a straight-line basis over the vesting period of the shares granted.

Revenue Recognition

The Company recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation.

The Company earns underwriting fees in securities offerings in which the Company acts as firm commitment underwriter and also may act as a syndicate member, or selling group participant, or a best efforts underwriter. Fee revenue relating to underwriting commitments is recorded at the point in time when all significant items relating to the underwriting process have been completed and the amount of the underwriting revenue has been determined. Generally, this is the point at which all of the following have occurred: (i) the issuer's registration statement has become effective with the SEC or the other offering documents are finalized; (ii) the Company has made a firm commitment for the purchase of securities from the issuer (when applicable); and (iii) the Company has been informed of the number of securities that it has been allotted. The Company believes that the performance obligation is satisfied when the significant items are completed, which is generally on the trade-date of the securities offerings.

From time to time, the Company may also earn an additional fee (a "deferred underwriting fee") from underwritings in accordance with the conditions required in the applicable prospectus. Generally, the deferred underwriting fee is earned only upon the consummation of an initial business combination, as described in the prospectus. If a business combination is not consummated within the required time period noted in the prospectus, a deferred underwriting fee will not be earned.

The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

The Company provides corporate access to institutional customers and the revenue is recognized once an arrangement exists and access has been provided and the Company believes that the performance obligation is satisfied.

The Company provides advisory services to customers and the revenue is recognized once advisory services were provided and the Company believes that the performance obligation is satisfied.

US Tiger Securities, Inc.
(A Wholly-Owned Subsidiary of Tiger Fintech Holdings, Inc.)
Notes to Financial Statement
For the year ended December 31, 2025

2. **Summary of Significant Accounting Policies (continued)**

Revenue Recognition (continued)

The Company earns interest income from accounts held at banks and clearing brokers and interest income is recognized on the accrual basis.

Net realized and unrealized gains and losses on investments are recorded in earnings.

Disaggregation of Revenue

Contract assets arise when the revenue associated with the contract is recognized prior to the Company's unconditional right to receive payment under a contract with a customer (i.e., unbilled receivable) and are derecognized when either it becomes receivable or the cash is received. Contract assets also include expenses the Company has paid in connection with underwriting transactions that have not closed as of December 31, 2025. The balance of contract assets was $2,378,965 as of December 31, 2024. As of December 31, 2025, the Company had contract assets of $2,592,659 included in prepaid expenses and other assets within the Statement of Financial Condition.

Contract liabilities arise when customers remit contractual cash payments in advance of the Company satisfying its performance obligations under the contract and are derecognized when the revenue associated with the contract is recognized when the performance obligation is satisfied. The balance of contract liabilities was $3,343,808 as of December 31, 2024. As of December 31, 2025, the Company's had contract liabilities of $4,928,928 included in accrued expenses and other liabilities within the Statement of Financial Condition.

Use of Estimates

The preparation of the financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fixed Assets

Fixed assets are stated at cost, less accumulated depreciation and amortization. Depreciation and amortization are recognized based on the straight-line method over the estimated useful lives of the assets. The Company estimates the useful lives of computer equipment to be three years. Leasehold improvements are generally amortized over the terms of their respective leases.

Fixed assets included computer equipment of $19,320 and leasehold improvements of $81,920 as of December 31, 2025. As of December 31, 2025, the accumulated depreciation and amortization was $69,392, with a net book value of $31,848.

Income Taxes

The Company accounts for income taxes in accordance with ASC 740. The Company follows an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed as the difference between the financial statement and tax bases of assets and liabilities based on presently enacted tax laws and rates. Valuation allowances

2.   Summary of Significant Accounting Policies (continued)

Income Taxes (continued)

are established to reduce deferred tax assets when it is deemed more likely than not that such assets may not be fully realized.

The determination of the Company's provision for income taxes requires significant judgment, the use of estimates, and the interpretation and application of complex tax laws. Significant judgment is required in assessing the timing and amounts of deductible and taxable items and the probability of sustaining uncertain tax positions. The benefits of uncertain tax positions are recorded in the Company's financial statements only after determining a more-likely-than-not probability that the uncertain tax positions will withstand challenge, if any, from tax authorities. When facts and circumstances change, the Company reassesses these probabilities and records any changes in the financial statements as appropriate. Interest and penalties, if any, related to unrecognized tax benefits are recorded in the income tax provision.

GAAP provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. The guidance requires the evaluation of tax positions taken or expected to be taken to determine whether the tax positions are "more likely-than-not" of being sustained by the applicable tax authority. The Company recognizes the effect of income tax positions if those positions are more likely than not of being sustained.

3.   Fair value of financial instruments

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company utilizes valuation techniques to maximize the use of observable inputs and minimize the use of unobservable inputs.

Assets and liabilities recorded at fair value are categorized within the fair value hierarchy based upon the level of judgment associated with the inputs used to measure their value.

The three levels of the fair value hierarchy are described below:

Level 1: Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

Level 2: Inputs other than quoted prices within Level 1 that are observable for the asset or liability, either directly or indirectly; and fair value is determined through the use of models or other valuation methodologies.

Level 3: Inputs are unobservable for the asset or liability and include situations where there is little, if any, market activity for the asset or liability. The inputs into the determination of fair value are based upon the best information in the circumstances and may require significant management judgment or estimation.

The fair value hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). A market is active if there are sufficient transactions on an ongoing basis

3. **Fair value of financial instruments (continued)**

to provide current pricing information for the asset or liability, pricing information is released publicly, and price quotations do not vary substantially either over time or among market makers.

Observable inputs reflect the assumptions market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the reporting entity.

At December 31, 2025, the Company held restricted securities with a fair value of $623,939 based on the market approach valuation method. These are categorized as Level 3 in the fair value hierarchy. As of December 31, 2025, the Company's investments are classified as follows:

	Level 1	Level 2	Level 3	Total
Restricted equity securities	$ -	$ -	$ 623,939	$ 623,939
Total	$ -	$ -	$ 623,939	$ 623,939

Securities Not Readily Marketable

The fair value of the restricted equity security was estimated using a market approach based on the quoted market price of the underlying common stock, with an adjustment for transfer restrictions and lack of marketability. Due to limited trading activity, the Company used the 30-day volume-weighted average price as the basis for the valuation and applied a discount for lack of marketability using an option-based model. The following table summarizes the quantitative inputs and assumptions used for items categorized in Level 3 of the fair value hierarchy as of December 31, 2025:

Financial Assets	Fair Value	Valuation Techniques	Unobservable Inputs	Ranges (Weighted Average)
Restricted equity securities	$ 602,537	Market Approach	Discount for lack of marketability	29.80%
Restricted equity securities	$ 21,402	Market Approach	N/A	N/A

4. **Leases**

In February 2025, the Company entered into a non-cancelable operating lease agreement for office space in New York City. The lease commenced in February 2025 and has a term of 36 months, through January 2028. The Company is responsible for utilities, real estate taxes, and maintenance on its leased office space. In March 2022, the Company entered into a non-cancelable operating lease agreement for office space in New York City. The lease commenced in March 2022 and has a term of 67 months, through September 2027. The Company is responsible for utilities, real estate taxes, and maintenance on its leased office space.

The Company has two obligations classified as an operating lease for office space with initial non-cancelable terms in excess of one year, which is discussed above. The amount reported under operating lease right-of-use assets and operating lease liabilities in the Statement of Financial

8

4. Leases (continued)

Condition was $1,344,383 and $1,449,635, respectively.

Undiscounted maturity of the lease liabilities under the current lease agreements as of December 31, 2025 through January 2028 when both leases will have expired amounted to $1,519,769, with imputed interest of $70,134, at a 6% discount rate.

Future minimum payments under these non-cancelable operating leases with remaining terms in excess of one year as of December 31, 2025 for each of the remaining years and in the aggregate are:

2026	$	783,894
2027		700,645
2028		35,230
Total lease commitments	$	1,519,769
Less: Imputed Interest		(70,134)
Lease liability	$	1,449,635

5. Related Party Transactions

Revenue

For the year ended December 31, 2025, the Company earned an underwriting fee from a securities offering in which the Company acted as firm commitment underwriter. This revenue was earned from the Ultimate Parent.

Compensation

In July 2020, the Company entered into an expense sharing agreement with TradeUP Securities Inc., its affiliate, to allocate salaries and payroll related expenses. As of December 31, 2025, approximately $1,191,000 is included in due from affiliates on the Statement of Financial Condition.

In August 2023, the Company entered into an expense sharing agreement with TradeUP Inc., its affiliate, to allocate salaries and payroll related expenses. As of December 31, 2025, $17,849 is included in due from affiliates on the Statement of Financial Condition.

Data Service

The Company's affiliate, Beijing U-Tiger Business Service Limited allocates data service cost to the Company based on agreement terms.

Stock Based Compensation

For the year ended December 31, 2025, the Company recorded compensation expense related to share grants in the Ultimate Parent. The restricted share grants are valued utilizing 1/15 of the quoted American Depositary Share ("ADS") price of the Ultimate Parent (as each ADS share represent 15 Class A shares of the Ultimate Parent).

5.   Related Party Transactions (continued)

Stock Based Compensation (continued)

The share awards typically vest over a period of four years and service conditions are attached; the shares only vest if the employee is still employed by the Company, and has not given notice to terminate their employment contract, on vesting date. There are no other performance conditions or market conditions. The share grants are issued under the Ultimate Parent's 2019 performance incentive plan; and the maximum number of 52,000,000 shares can be issued under that plan for the employees of the Company's and its affiliates.

There were 7,897,930 share grants outstanding at December 31, 2024. In 2025, 559,935 share units were granted to employees and there were 75,000 share forfeitures, for an aggregate 8,382,865 outstanding shares granted. 7,687,900 outstanding share grants fully vested as of December 31, 2025. The weighted average fair value of grants expensed during 2025 was $0.78. As of December 31, 2025, the balance of unvested grants is $301,029 which will vest through 2029.

The Company has a receivable from certain employees totaling approximately $58,000 which is included in prepaid expenses and other assets in the Statement of Financial Condition.

Receivable from Clearing Broker

In December 2019, the Company entered into a fully disclosed clearing agreement with TradeUP Securities Inc., its affiliate. As of December 31, 2025, the balance of $603,393 the Company held with TradeUp Securities Inc. pursuant to this clearing agreement was included in receivable from clearing brokers in the Statement of Financial Condition.

Also refer to Note 7.

6.   Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1, which requires a broker-dealer to have at all times sufficient liquid assets to cover current indebtedness. The Company has elected to use the alternative method, permitted by Rule 15c3-1, which requires the Company to maintain a minimum net capital greater than $250,000. At December 31, 2025, the Company had net capital of $12,915,602, as defined, which exceeded its required net capital by $12,665,602.

As an introducing-broker regulated by the NFA, the Company is subject to the CFTC Regulation 1.17, which requires a broker-dealer to have at all times sufficient liquid assets to cover indebtedness. The Company is required to maintain adjusted net capital equivalent to or in excess of $250,000 or the minimum net amount required by the Rule, whichever is greater. At December 31, 2025, the Company had net capital of $12,915,602, as defined, which exceeded its required net capital by $12,665,602.

7.   Concentrations and uncertainties

Cash consists of cash in banks, primarily held at three financial institutions which at times may exceed federally insured limits. At December 31, 2025, the Company had a total of approximately $18,900,000 in these three financial institutions in excess of the insured limits. The Company has not experienced any losses in such accounts.

7.   Concentrations and uncertainties (continued)

In the normal course of business activities, the Company is subject to regulatory examinations, other inquiries and other various legal actions. These matters could result in censures, fines, sanctions and legal settlements.

On July 10, 2025, the Company's IT team identified unusual activity within their computer estate and noted that some servers had become inaccessible. Upon initial investigation, they noted that their virtual servers had been encrypted and identified a ransom note. The Company paid a settlement to the ransomware group. The Company is covered under a cybersecurity insurance policy and the majority of the expenses were reimbursed by the insurance company. Insurance reimbursements of $202,445 are outstanding at December 31, 2025 and have been included in other receivables in the statement of financial condition.

As of the date that these financial statements were available to be issued, the Company is not aware of any matters that are expected to have a material adverse effect on its financial position or results of operations.

For the year ended December 31, 2025, approximately 40% of the Company's underwriting income was from three customers.

Activities conducted with the Company's clearing brokers may expose the Company to off-balance-sheet risk in the event that a customer, contra-party, and/or clearing broker is unable to fulfill its obligations.

8.   Income Taxes

The Company's taxable income and loss are reported on the consolidated tax return of TFH and its subsidiaries. However, the Company computes its tax provision as if it were filing a return on a modified separate return basis.

At December 31, 2025, the Company had a standalone federal net operating loss carryforward ("NOL") for federal income tax purposes. Additionally, at December 31, 2025 timing differences related to the deductibility of credit loss reserves for book and tax purposes amounted to approximately $2,785,625.

The Company's net deferred tax asset before valuation allowance was approximately $2,200,000 using federal, state and local effective tax rates of 21%, 6.5% and 8.85% respectively. However, the Company recorded a valuation allowance of approximately $1,300,000 since management believes it is more likely than not that the Company may not realize the full benefit of these deductible differences.

As of December 31, 2025, the Company did not have any uncertain tax positions and the Company's income tax returns for all tax years subsequent to 2022 are subject to examination by tax authorities.

9.   **Segment Reporting**

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of several classes of services, including proprietary trading, receiving transaction-based compensation for private placements and capital raising transactions, providing corporate access to institutional customers, and participating in distributions of securities, including firm commitment underwritings, best efforts offerings and other offerings. The Company has identified its Chief Executive Officer as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 6), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole.

The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.

10.   **Subsequent Events**

The Company has evaluated subsequent events through the date of issuance of these financial statements. Based on this evaluation, the Company has determined that no events have occurred that were to be recognized or disclosed to the financial statements other than as noted below.